UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549



                             SCHEDULE 13D
                            (Rule 13d-101)



      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                 RULE 13d-1(a), AND AMENDMENTS THERETO
                    FILED PURSUANT TO RULE 13d-2(a)

                        (Amendment No. ______)



                       LaSalle Hotel Properties
                       ------------------------
                           (Name of Issuer)



         Common Shares of Beneficial Interest, $.01 par value
         ----------------------------------------------------
                    (Title of Class of Securities)



                               517942108
                            --------------
                            (CUSIP Number)



                          William E. Sullivan
                        Chief Financial Officer
                     LaSalle Partners Incorporated
                        200 East Randolph Drive
                       Chicago, Illinois  60601
                             312-782-5800
           -------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)



                           February 28, 1999
        ------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     LaSalle Partners Incorporated
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Maryland
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                2,054,511 (includes Operating Partnership Units
                      convertible into 930,805 Common Shares and
                      Options to purchase 273,596 Common Shares)
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             2,054,511 (includes Operating Partnership Units
                      convertible into 930,805 Common Shares and
                      Options to purchase 273,596 Common Shares)
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,054,511 (includes Operating Partnership Units
     convertible into 930,805 Common Shares and Options
     to purchase 273,596 Common Shares)
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.0%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     LaSalle Hotel Advisors, Inc.
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Maryland
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                273,596 (consists of Options to purchase
                      273,596 Common Shares)
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             273,596 (consists of Options to purchase
                      273,596 Common Shares)
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     273,596 (consists of Options to purchase 273,596 Common Shares)
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     LaSalle Partners Co-Investment, Inc.
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Maryland
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                1,769,927 (includes Operating Partnership
                      Units convertible into 930,805 Common Shares)
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             1,769,927 (includes Operating Partnership
                      Units convertible into 930,805 Common Shares)
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,769,927 (includes Operating Partnership Units convertible into 930,805 Common Shares)
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

CUSIP NO. 517942108               13D

---------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     LaSalle Hotel Co-Investment, Inc.
---------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [  ]
     (b)   [  ]
---------------------------------------------------------------------------

3.   SEC USE ONLY
---------------------------------------------------------------------------

4.   SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)   [  ]
---------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Illinois
---------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER
SHARES                1,112,347 (includes Operating Partnership
                      Units Convertible into 262,237 Common Shares)
---------------------------------------------------------------------------

BENEFICIALLY     8    SHARES VOTING POWER
OWNED BY              0
---------------------------------------------------------------------------

EACH             9    SOLE DISPOSITIVE POWER
REPORTING             1,112,347 (includes Operating Partnership
                      Units Convertible into 262,237 Common Shares)
---------------------------------------------------------------------------

PERSON           10   SHARED DISPOSITIVE POWER
WITH                  0
---------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,112,347 (includes Operating Partnership Units convertible into 262,237 Common Shares)
---------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*          [  ]
     Not Applicable
---------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
---------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares"), of LaSalle Hotel Properties (the "Issuer"), a Maryland real estate investment trust, with principal offices located at 1401 Eye Street, NW, Suite 900, Washington, DC 20005.


ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by LaSalle Partners Incorporated and three of its wholly owned subsidiaries, LaSalle Hotel Co-Investment, Inc. ("LaSalle Hotel Co-Investment"), LaSalle Partners Co-Investment, Inc. ("LaSalle Partners Co-Investment"), and LaSalle Hotel Advisors, Inc. ("Advisors").

     LaSalle Partners is a Maryland corporation principally engaged in providing real estate services and investment management. LaSalle Hotel Co-Investment is an Illinois corporation principally engaged in the business of investing in the Issuer. LaSalle Partners Co-Investment is a Maryland corporation principally engaged in the business of investing in real estate and real estate related investments. Advisors is a Maryland corporation principally engaged in the provision of acquisition, management, advisory and administrative services to the Issuer.

     The principal business and office address of Advisors is: 1401 Eye Street, NW, Suite 900, Washington, DC 20005; the principal business and office addresses of LaSalle Partners, LaSalle Partners Co-Investment and LaSalle Hotel Co-Investment are: 200 East Randolph Drive, Chicago, IL 60601.

     Information regarding the Directors and Executive Officers of LaSalle Partners is incorporated by reference to the reports and other documents filed by LaSalle Partners with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with its formation, the Issuer acquired interests in certain hotel properties from affiliates of LaSalle Partners. In connection with this, certain subsidiaries of, and other entities controlled by, LaSalle Partners received 930,805 Units of LaSalle Hotel Operating Partnerships, L.P., a Delaware limited partnership ("Operating Partnership Units"), 912,122 Common Shares and Options to purchase 457,346 Common Shares ("Options") in consideration for interests in the properties and in satisfaction of certain incentive fees. LaSalle Partners distributed some of the Common Shares and Options to Employees. See
Item 6.

     Pursuant to an advisory agreement (the "Advisory Agreement") between the Issuer and Advisors, Advisors provides acquisition, management, advisory and administrative services to the Issuer. For its services under the Advisory Agreement, Advisors receives an annual base fee (the "Base Fee") and an incentive fee (the "Incentive Fee"). The Base Fee is payable quarterly in arrears in cash, and the Incentive Fee, if any, is payable annually in arrears in cash or Common Shares, based upon certain increases in the Issuer's funds from operations per share ("FFO"). For the year ended December 31, 1998, Advisors received 10,988 Common Shares pursuant to the Advisory Agreement as the Incentive Fee, representing an aggregate dollar value of $155,041 at the time of determination or $14.11 per Common Share.

     ITEM 4.  PURPOSE OF TRANSACTION

     Each of the Reporting Persons has purchased and holds the Common Shares reported by it for investment purposes.

     As indicated in Items 2 and 3 above, Advisors is engaged in the business of providing acquisition, management, advisory and administrative services to the Issuer pursuant to the Advisory Agreement. Pursuant to the Advisory Agreement, upon achieving certain pre-determined increases in FFO per share, Advisors will receive an Incentive Fee which may be paid in additional Common Shares of the Issuer. In addition to compensating Advisors for past performance, the Incentive Fee is intended to align the interests of the Issuer and Advisors. The current term of the Advisory Agreement extends through December 31, 1999 and is subject to successive, automatic one year renewals unless terminated according to the terms of the Advisory Agreement.

     In performing its duties under the Advisory Agreement, Advisors analyzes the operations, capital structure and markets of the Issuer on a continuous basis. As a result of these analytical activities, Advisors may suggest with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions may relate to one or more of the matters specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more assets, changing operating or marketing strategies and restructuring the company's capitalization.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of Common Shares (including those which may be issued pursuant to Options and Units) to which this
Schedule 13D relates is 2,054,511, representing 11.0% of the Common Shares outstanding as determined pursuant to the regulations promulgated under Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own those Common Shares as follows:

                         AGGREGATE NUMBER OF
                           COMMON SHARES,     % OF COMMON
      NAME                OPTIONS AND UNITS     SHARES
      ----               -------------------  -----------
LaSalle Partners             2,054,511           11.0%
Advisors                       273,596            1.5%
LaSalle Partners Co-Investment1,780,915           9.7%
LaSalle Hotel Co-Investment  1,112,347            6.0%

     (b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Shares reported for it. Advisors, LaSalle Partners Co-Investment and LaSalle Hotel Co-Investment are wholly owned subsidiaries of LaSalle Partners, and certain Operating Partnership Units are held by entities controlled by LaSalle Partners.

     (c)   Refer to Item 3.

     (d)   Not applicable.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to separate Equity Compensation Agreements among each of five employees (collectively the "Employees") and LaSalle Partners, LaSalle Hotel Co-Investment and Advisors, LaSalle Hotel Co-Investment has granted an aggregate of 73,000 Common Shares to the Employees and Advisors has granted an aggregate of 183,750 Options to the Employees. In certain circumstances the Common Shares, or a portion thereof, may be forfeited and assigned to LaSalle Hotel Co-Investment or any other person which LaSalle Partners may designate. Similarly in certain circumstances, the Options, or a portion thereof, may be forfeited and assigned to Advisors or any other person which LaSalle Partners may designate.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Exhibit A to this Schedule 13D is attached hereto. Exhibit B is incorporated herein by reference to Exhibit 10.13 in the Pre Effective Amendment No. 1 to the Issuers Registration Statement on Form S-11.

     Exhibit A:   Joint Filing Agreement

     Exhibit B:   Form of Advisory Agreement

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 1999



LASALLE PARTNERS HOTEL CO-             LASALLE PARTNERS CO-
INVESTMENT, INC.                       INVESTMENT, INC.

By:  /s/ ROBERT K. HAGAN               By:   /s/ ROBERT K. HAGAN
     -----------------------                 ----------------------
     Name:  Robert K. Hagan                  Name:  Robert K. Hagan
     Title: Vice President                   Title: Vice President


LASALLE HOTEL ADVISORS, INC.           LASALLE PARTNERS INCORPORATED

By:  /s/ ROBERT K. HAGAN               By:   /s/ ROBERT K. HAGAN
     -----------------------                 ----------------------
     Name:  Robert K. Hagan                  Name:  Robert K. Hagan
     Title: Vice President                   Title: Vice President

                                                          EXHIBIT A
                                                          ---------


                        JOINT FILING AGREEMENT
                        ----------------------


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares"), of LaSalle Hotel Properties and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of March, 1999.



LASALLE PARTNERS HOTEL CO-             LASALLE PARTNERS CO-
INVESTMENT, INC.                       INVESTMENT, INC.

By:  /s/ ROBERT K. HAGAN               By:   /s/ ROBERT K. HAGAN
     -----------------------                 ----------------------
     Name:  Robert K. Hagan                  Name:  Robert K. Hagan
     Title: Vice President                   Title: Vice President


LASALLE HOTEL ADVISORS, INC.           LASALLE PARTNERS INCORPORATED

By:  /s/ ROBERT K. HAGAN               By:   /s/ ROBERT K. HAGAN
     -----------------------                 ----------------------
     Name:  Robert K. Hagan                  Name:  Robert K. Hagan
     Title: Vice President                   Title: Vice President